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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

              1. Investment Company     Date examination
              Act File Number:          completed:
              811-03605                 November 30, 2006

2. State identification Number:

       AL         AK         AZ         AR          CA          CO
       CT         DE         DC         FL          GA          HI
       ID         IL         IN         IA          KS          KY
       LA         ME         MD         MA          MI          MN
       MS         MO         MT         NE          NV          NH
       NJ         NM         NY         NC          ND          OH
       OK         OR         PA         RI          SC          SD
       TN         TX         UT         VT          VA          WA
       WV         WI         WY         PUERTO RICO
       Other (specify):


3. Exact name of investment company as specified in registration statement:

Northern Institutional Funds

4. Address of principal executive office (number, street, city, state, zip code):

50 S. LaSalle, Chicago, Illinois 60603

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

    1. All items must be completed by the investment company.

    2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

    3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                               SEC 2198 (10-03)

                   Management Statement Regarding Compliance
         With Certain Provisions of the Investment Company Act of 1940

January 12, 2007

We, as members of management of the Northern Institutional Funds, comprised of Balanced Portfolio, Bond Portfolio, Core Bond Portfolio, Diversified Assets Portfolio, Diversified Growth Portfolio, Equity Index Portfolio, Focused Growth Portfolio, Government Portfolio, Government Select Portfolio, Intermediate Bond Portfolio, International Equity Index Portfolio, International Growth Portfolio, Liquid Assets Portfolio, MidCap Growth Portfolio, Municipal Portfolio, Prime Obligations Portfolio, Short-Intermediate Bond Portfolio, Small Company Growth Portfolio, Small Company Index Portfolio, Tax-Exempt Portfolio, U.S. Government Securities Portfolio, and U.S. Treasury Index Portfolio (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of November 30, 2006, and from June 30, 2006 through November 30, 2006.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of November 30, 2006, and from June 30, 2006 through November 30, 2006, with respect to securities reflected in the investment accounts of the Funds.

                                   Northern Institutional Funds

                                   By:

                                   /s/ Lloyd A. Wennlund
                                   --------------------------------------
                                   Lloyd A. Wennlund
                                   President, Northern Institutional Funds

                                   /s/ Stuart N. Schuldt
                                   --------------------------------------
                                   Stuart N. Schuldt
                                   Treasurer, Northern Institutional Funds

            Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
The Northern Institutional Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Northern Institutional Funds (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of November 30, 2006. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2006, and with respect to agreement of security purchases and sales, for the period from June 30, 2006 (the date of our last examination), through November 30, 2006:

..   Count and inspection of all securities located in the vault of the Northern
    Trust Company in London;

..   Confirmation of all securities and similar investments held by institutions in book entry form at the Federal Reserve Bank of Chicago and the Depository Trust Company;

..   Confirmation or verification through alternative procedures of foreign securities and similar investments held by various foreign depositories and sub-custodians;

..   Confirmation or verification through alternative procedures of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;

..   Reconciliation of all such securities to the books and records of the Funds and the Custodian;

..   Confirmation or verification through alternative procedures of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Northern Trust Company records; and

..   Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Funds to broker confirmations or equivalent.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of November 30, 2006, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                   /s/ Ernst & Young LLP

Chicago, Illinois
January 12, 2007